

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2010

Richard S. Kahlbaugh
President and Chief Executive Officer
Fortegra Financial Corporation
100 West Bay Street
Jacksonville, FL 32202

> **Re: Fortegra Financial Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 16, 2010**
> **File No. 333-169550**

Dear Mr. Kahlbaugh:

We have reviewed your amended registration statement and response letter each filed November 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending confidential treatment request. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 51

Cash Flows, page 90

2. We acknowledge your response to prior comment 6. You disclose that net cash provided by operating activities decreased in 2010 due to a $2.9 million increase in income taxes payable. Please clarify how an increase in income tax payable would decrease operating cash flows given that increases in liabilities are generally a source of cash flows.

Executive and Director Compensation, page 140

Cash Incentive Awards, page 143

3. We note your response to prior comment 11. The additional disclosure you provided
    describes the procedure by which the compensation committee evaluates and reviews the
    personal performance objectives. Please further expand your disclosure to describe the
    substance of the committee's review, identify the objectives determined that were and
    were not achieved and describe the evaluation of each executive officer's personal
    performance objectives. Your discussion should include the factors considered by the
    committee in its evaluation as well as the committee's ultimate determination of the
    actual level of achievement for each officer and his or her respective personal
    performance objectives. For example, you disclose on page 144 the individual annual
    performance objectives for each named executive officer.   Your revised disclosure
    should state the committee's determination as to whether or not each of these objectives
    was achieved and describe the factors the committee considered in making that
    determination.

Financial Statements

Consolidated Statement of Income, page F-4

4. We acknowledge your response to prior comment 13. You stated that your presentation
    of net underwriting profits defined as premiums earned less claims incurred and
    commissions accurately presents your revenue components and associated risks. You
    further stated that your net presentation of insurance premiums and related expenses is in
    accordance with ASC 605-45 since you typically earn a fixed fee of 10%, bear no credit
    risk and are not the primary obligor.

    However, your net earned premiums of $108.1 million in 2009 and $112.8 million in
    2008 are significantly higher than your net underwriting revenue of $5.1 million in 2009
    and $1.7 million in 2008. In addition, your expenses exclude all of the related incurred
    claims and commissions incurred. Even though you only maintain a nominal amount of
    net underwriting risk since you reinsure the majority of your credit insurance business,
    you have exposure to losses on your reinsurance transactions as you disclose under Credit
    Risk on page 93. Your exposure to losses is further highlighted in your risk factors on
    page 22 where you disclose that although the reinsurer is liable to the respective
    insurance subsidiary to the extent of the ceded reinsurance, you remain liable to the
    insured as the direct insurer on all risks reinsured. Ceded reinsurance arrangements,
    therefore, do not eliminate your obligation to pay claims. While the captive reinsurance
    companies owned by your clients are generally required to maintain trust accounts with
    sufficient assets to cover the reinsurance liabilities and you manage these trust accounts
    on behalf of these reinsurance companies, you are subject to credit risk with respect to
    your ability to recover amounts due from reinsurers. The inability to collect amounts due
    from reinsurers could have a material adverse effect on your results of operations and
    your financial position.

The net underwriting revenue presentation of $5.1 million in 2009 also appears inconsistent with the gross balance sheet presentation of your reinsurance receivables of $173.8 million and your footnote disclosure that the reinsurance receivables are based upon estimates and are reported on the balance sheet separately as assets, as reinsurance does not relieve you of your legal liability to policyholders.

The exposure to losses and risks assumed are not consistent with your statements that you earn a fixed return, have no credit risk and are not the primary obligor. Please revise the presentation of your insurance and reinsurance transactions on a gross basis in accordance with Rule 7.04 of Regulation S-X or tell us why the presentation of insurance revenues and the related expenses on a net basis is appropriate given that you have not met the criteria for net presentation in ASC 605-45 and appear to have the same risks and exposure to losses typically associated with an insurance provider.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3751 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Alexander D. Lynch, Esq.
       Weil, Gotshal & Manges LLP
       767 Fifth Avenue
       New York, NY 10153